Exhibit 99.13

Public offering of asset backed trust notes to be issued

under the ticker VOLARCB 19

Mexico City, Mexico. June 18, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, informs that a public offering of asset backed trust notes (certificados bursátiles fiduciarios) (the “Trust Notes”) will take place today, to be issued under the ticker VOLARCB 19 for an amount of up to Ps$1,500,000,000.00 (one billion five hundred million Mexican Pesos) by CIBanco, S.A., Institución de Banca Múltiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria Vuela”), in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps$3,000,000,000.00 (three billion Mexican Pesos). The Trust Notes will be backed by future receivables under the agreements entered into with the credit card processors with respect to funds coming from the sale of airline tickets and ancillaries denominated in Mexican Pesos, through credit cards VISA and Mastercard in its website, mobile app and travel agencies.

The Trust Notes are rated “HR AA+ (E)” y “AA+ / M (e)” by the rating agencies HR Ratings de México, S.A. de C.V. and Verum Calificadora de Valores, S.A.P.I. de C.V., respectively and will have a maturity of five years. Concesionaria Vuela will use one hundred percent (100%) of the net proceeds for general corporate purposes. The placement broker is Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer.

This communication does not constitute an offer to buy or sell, and there will not be or results in the possibility of the sale of the Trust Notes in any jurisdiction in which the offer, request of sale be deemed illegal before being registered under the laws that regulate the financial instruments in such jurisdiction.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 190 and its fleet from four to 78 aircraft. Volaris offers more than 380 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100